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                           October 26, 2021

       Jo  o Vitor N. Menin T. de Souza
       Chief Executive Officer
       Inter Platform, Inc.
       Av Barbacena, 1.219, 22nd Floor
       Belo Horizonte, Brazil, ZIP Code 30 190-131

                                                        Re: Inter Platform,
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted on
October 4, 2021
                                                            CIK No. 0001864163

       Dear Mr. N. Menin T. de Souza:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form F-4

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       December 31, 2020 Compared with December 31, 2019, page 122

   1. Please revise your next amendment to include more fulsome disclosure regarding 'Other
                                                        Administrative
Expenses' in MD&A. We note you included just a narrative discussion on pages 123-4 and 126.
Please consider adding a table breaking out material expense line items within MD&A -
similar to the table included in Note 31 on page F-77 - and discuss material changes from
period-to-period.
 Jo  o Vitor N. Menin T. de Souza
Inter Platform, Inc.
October 26, 2021
Page 2
Consolidated Income Statements, page F-4

2. Please revise your next amendment to include a summary line item for total other expenses directly above the 'Profit/(loss) before income tax' line item. Refer to paragraphs
      97-104 of IAS 1.
Financial Statements and Related Information
Notes to the Consolidated Financial Statements
Note 4. Significant Accounting Policies
iii. Derivatives, page F-19

3. We note that you continue to apply the accounting hedge requirements set forth in IAS 39 as at December 31, 2020. Please tell us why you have not yet adopted IFRS 9 given the
      January 1, 2018 adoption date.
       You may contact David Irving at 202-551-3321 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Nolan McWilliams at 202-551-3217 with any other questions.



                                                            Sincerely,
FirstName LastNameJo  o Vitor N. Menin T. de Souza
                                                            Division of
Corporation Finance
Comapany NameInter Platform, Inc.
                                                            Office of Finance
October 26, 2021 Page 2
cc:       Francesa Odell
FirstName LastName